Act Exchange Act of 1934
Section 14d
Rule 14d-10 & 14e-5
Public Availability October 14, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2002

02062010

Carlos E. Martinez, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036-8299

3. NO ACT
P.E. 6-14-02
132-02400

Re: The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offers for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.
Division of Corporation Finance File No.: 5-46036
Division of Market Regulation File No.: TP 02-93

PROCESSED
NOV 0 7 2002
THOMSON FINANCIAL

Dear Mr. Martinez:

In regard to your letter dated June 14, 2002, as supplemented by conversations with the staff, our letter is attached to the enclosed photocopy of your letter. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in our response has the same meaning as in your letter, unless otherwise noted.

Without necessarily concurring in your analysis, and based on your representations and the facts presented in your letter, the U.S. Securities and Exchange Commission (Commission) hereby grants exemptions from Rules 14d-10 and 14e-5 under the Securities Exchange Act of 1934 (Exchange Act). Due to the substantial U.S. interests in the Offer for GDSs, we have strictly limited the relief granted in this letter with regard to that offer.

The exemption from Rule 14d-10 is to permit Pepsi Bottling Group to make the U.S. Offer available only to all holders of GDSs and to holders of Shares and CPOs who are not resident in Mexico for the reasons described in your letter. All persons, including U.S. holders, are eligible to participate in the Mexican Offer for CPOs and Shares because the applicable law in Mexico does not permit any holders, including U.S. holders, to be excluded.

The exemption from Rule 14e-5 is to permit Pepsi Bottling Group, Embotellador HM and BG LLC to purchase or arrange to purchase Shares and CPOs pursuant to the Mexican Offer during the U.S. Offer. You do not request, and we do not grant, any relief regarding purchases or arrangements to purchase Shares, CPOs or GDSs otherwise than pursuant to the Offers. In granting this relief, we note that except for the relief specifically granted herein, Pepsi Bottling Group, BG LLC and Embotellador HM will comply with Rule 14e-5.

In addition, the Division of Corporation Finance will not recommend that the Commission take enforcement action pursuant to Rule 14d-10(a)(2) under the Exchange Act if Mr. Molina and PepsiCo are paid as described in your letter.

The foregoing exemptions from Rules 14d-10 and 14e-5 and no-action position under Rule 14d-10(a)(2) are based solely on your representations and the facts presented, including your representations regarding the conflicting regulatory schemes and tender offer practices. The exemption from Rule 14e-5 does not extend to purchases or arrangements to purchase prior to the date of this letter. The relief granted is strictly limited to the application of these rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts and representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offers. The Divisions express no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,

Dennis O. Garris
Chief, Office of Mergers & Acquisitions
Division of Corporation Finance

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

PROSKAUER ROSE LLP

1585 Broadway
New York, NY 10036-8299
Telephone 212.969.3000
Fax 212.969.2900

LOS ANGELES
WASHINGTON
BOCA RATON
NEWARK
PARIS

Carlos E. Martinez
Member of the Firm

Direct Dial 212.969.3160
cmartinez@proskauer.com

October 4, 2002

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Dennis O. Garris

Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: James A. Brigagliano

Re: <u>Proposed Tender Offer by The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L. for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.</u>

Dear Mr. Garris and Mr. Brigagliano:

We are writing on behalf of our client, The Pepsi Bottling Group, Inc., a Delaware corporation ("PBG"). PBG Grupo Embotellador Hispano-Mexicano S.L. ("Embotellador HM"), a Spanish limited liability company and an indirect majority-owned subsidiary of Bottling Group LLC ("BG LLC"), a Delaware limited liability company and the principal operating subsidiary of PBG, intends to make two all cash tender offers to acquire all of the shares of capital stock (the "Shares"), certificates of participation (the "CPOs") and Global Depositary Shares (the "GDSs," and together with the Shares and the CPOs, the "Securities") of Pepsi-Gemex, S.A. de C.V., a variable stock corporation organized under the laws of Mexico ("Gemex").

Gemex is a foreign private issuer as defined in Rule 3b-4(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The GDSs are listed for trading on the New York Stock Exchange ("NYSE"). Each GDS represents six CPOs and each CPO represents one series B share, one series D share and one series L share of Gemex. The

CPOs and the series B shares are listed for trading on the Mexican Stock Exchange. The series D shares and the series L shares do not trade separately; instead, they trade only as part of CPOs. The GDSs, CPOs, series B shares, series D shares and series L shares of Gemex are registered pursuant to Section 12(b) of the Exchange Act, and Gemex is subject to the informational reporting requirements of the Exchange Act and files reports on Forms 20-F and 6-K with the Securities and Exchange Commission (the "Commission"). The CPOs, series B shares, series D shares and series L shares were registered not for trading but only in connection with the registration of the GDSs.

Shortly after the consummation of the two cash tender offers, PBG intends to proceed to de-list the GDSs from the NYSE and to de-list the CPOs and series B shares from the Mexican Stock Exchange. According to Mexican regulations, in order to de-list the CPOs and the series B shares from the Mexican Stock Exchange, Embotellador HM will have to deposit in a trust the funds that would be required to purchase all the CPOs and series B shares outstanding after the Offers at the Mexican peso price paid in the Mexican tender offer.

PBG also intends to cause Gemex to carry out a reverse stock split, immediately after Gemex's de-listing from the Mexican Stock Exchange, in order to cash out any such remaining holders at the Mexican peso price paid in the Mexican tender offer.

As previously discussed with members of the Staff of the Commission, we propose that the acquisition of the Securities be structured as a simultaneous (i) United States tender offer (the "U.S. Offer") open to all holders of GDSs and to all holders of Shares or CPOs who are not resident in Mexico, and (ii) Mexican tender offer (the "Mexican Offer" and, together with the U.S. Offer, the "Offers") open to all holders of Shares and CPOs, including holders who are resident in the United States within the meaning of Rule 14d-1 under the Exchange Act ("U.S. Residents"). Holders of Shares or CPOs who are not resident in Mexico can tender, at their option, into either the U.S. Offer or the Mexican Offer. The Offers will commence at the same time. The U.S. Offer will constitute a "going-private transaction" within the meaning of Rule 13e-3 under the Exchange Act.

Embotellador HM and BG LLC will enter into an agreement to tender (the "PepsiCo Agreement to Tender") with PepsiCo, Inc. ("PepsiCo"), the principal shareholder of PBG and a major shareholder of Gemex. As of August 9, 2002, PepsiCo beneficially owned approximately 42.7% of the voting power of all classes of PBG's voting stock. Under the PepsiCo Agreement to Tender, PepsiCo will agree, among other things, to tender, and to cause its nominee to tender, all Securities owned directly and indirectly by it in the Offers. According to the Annual Report on Form 20-F filed for the year ended December 31, 2001 by Gemex with the Commission on July 1, 2002 (the "Gemex Annual Report"), PepsiCo and its affiliates owned approximately 34.4% of the total outstanding capital stock of Gemex as of June 26, 2002, although such stock has been contributed to a trust pursuant to which Mr. Enrique Molina ("Mr. Molina"), the principal shareholder of Gemex, has the right, through December 31, 2002, to vote such stock, subject to certain limitations. None of PBG, BG LLC nor Embotellador HM currently own any capital stock of Gemex. In addition, PepsiCo will pay to Embotellador HM 172.7 million

Mexican pesos before the completion of the Offers in order to facilitate the purchase of Gemex and ensure a smooth ownership transition of Gemex.

Embotellador HM and BG LLC also will enter into an agreement to tender (the "Molina Agreement to Tender" and collectively with the PepsiCo Agreement to Tender, the "Agreements to Tender") with Mr. Molina, the principal shareholder of Gemex. According to information provided by Gemex and Mr. Molina's Schedule 13D filed on September 18, 2002, Mr. Molina and his affiliates owned approximately 40.0% of the total capital stock of Gemex as of September 10, 2002. In addition, pursuant to an agreement with PepsiCo, Mr. Molina has the right, through December 31, 2002, to vote the Gemex voting stock owned by PepsiCo subject to certain limitations. Under the Molina Agreement to Tender, Mr. Molina will agree, among other things, to tender, and to cause certain of his affiliates to tender, all of the Securities held directly or indirectly by him and them in the Offers.

Under the Molina Agreement to Tender, Mr. Molina will covenant not to compete with Gemex in Mexico for a period of five years and will represent and warrant, except as expressly disclosed in such agreement, that Gemex and its affiliates do not have any liabilities or obligations of any nature to Mr. Molina or any of his affiliates and that neither him nor any of his affiliates has any claims against Gemex, its subsidiaries and affiliates. Mr. Molina will further warrant and represent that, except as expressly disclosed in that agreement, all agreements between Mr. Molina and his affiliates, on one hand, and Gemex and its subsidiaries, on the other hand, may be terminated by Gemex without payment of any penalty, liquidated damages or termination charge.

Mr. Molina will also agree to put in escrow an amount in U.S. dollars equivalent to approximately 141.1 million Mexican pesos from the proceeds he will be entitled to receive in the Offers for his Securities, as security for any indemnity obligations resulting from a breach by Mr. Molina of his representations and warranties referred to in the preceding paragraph. The funds in escrow will be released over a period of three years to the extent indemnification claims have not been made against them. Mr. Molina's indemnification obligations with respect to the representations and warranties described in the preceding paragraph will not exceed 188.2 million Mexican pesos.

In Mexico, tender offers are regulated by the General Rules Applicable to Disclosable Stock Acquisitions and Public Tender Offers (as amended, the "Regulations") issued by the National Banking and Securities Commission *(Comisión Nacional Bancaria y de Valores*, or the "CNBV"), and which became effective on April 25, 2002, and by CNBV staff bulletins (*circulares*). In addition to being subject to the Exchange Act and the rules and regulations thereunder, the Mexican Offer is subject to the Regulations, the CNBV staff bulletins and the jurisdiction of the CNBV.

We are hereby requesting:

(i) exemptive relief from Rule 14d-10(a)(1) under the Exchange Act to permit the dual tender offer structure described below;

(ii) exemptive relief from Rule 14e-5 under the Exchange Act to permit Embotellador HM to purchase Securities pursuant to the Mexican Offer; and

(iii) confirmation that the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rule 14d-10(a)(2) under the Exchange Act if (a) Embotellador HM and BG LLC cause Mr. Molina to deposit into escrow 141.1 million Mexican pesos from the proceeds of his tender of Securities in the Offers as contemplated in the Molina Agreement to Tender; and (b) PepsiCo pays to Embotellador HM 172.7 million Mexican pesos as contemplated in the PepsiCo Agreement to Tender.

Background Information

1. Embotellador HM

Embotellador HM is a Spanish limited liability company created as an acquisition vehicle. Embotellador HM is an indirect majority-owned subsidiary of BG LLC, the principal operating subsidiary of PBG. PBG also holds, indirectly, the minority interest in Embotellador HM.

2. BG LLC

BG LLC is a Delaware limited liability company and the principal operating subsidiary of PBG, which owns approximately 93% of the equity interest of BG LLC. PepsiCo owns the remaining equity interest in BG LLC. BG LLC holds directly a majority of the capital stock of Embotellador HM.

3. PBG

PBG is the world's largest manufacturer, seller and distributor of Pepsi-Cola beverages. Pepsi-Cola beverages sold by PBG include Pepsi-Cola, Diet Pepsi, Pepsi One, Pepsi Twist, Mountain Dew, Mountain Dew Red Code, Amp, Lipton Brisk, Lipton's Iced Tea, Slice, Mug, Aquafina, Starbucks Frappucino, Fruitworks, Sierra Mist, Dole and Sobe, and outside the United States, 7UP, Pepsi Max, Mirinda and Kas. PBG has the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of 41 states, the District of Columbia, eight Canadian provinces, Spain, Greece, Russia and Turkey. In some of its territories, PBG also has the right to manufacture, sell and distribute soft drink products of other companies, including Dr. Pepper, 7UP and All Sport in the United States.

PBG was incorporated in Delaware in January 1999 as a wholly-owned subsidiary of PepsiCo to effect the separation of most of PepsiCo's company-owned bottling businesses. PBG became a publicly-traded company on March 31, 1999. As of August 9, 2002, PepsiCo owned approximately 42.7% of the voting power of all classes of PBG's voting stock. PepsiCo also owns approximately 7% of the equity interest of BG LLC, PBG's principal operating subsidiary.

4. Gemex

According to the Gemex Annual Report, Gemex is the largest bottler outside the United States of PepsiCo soft drink products based on sales volume. Gemex is a Mexican holding company that, through its bottling and distribution subsidiaries, produces, sells and distributes a variety of soft drink products under the Pepsi-Cola, Pepsi Max, Pepsi Light, Pepsi Limón, Mirinda, 7UP, Diet 7UP, Kas, Mountain Dew, Power Punch and Manzanita Sol trademarks pursuant to exclusive franchise and bottling arrangements with PepsiCo and certain affiliates of PepsiCo. Gemex is the sole and exclusive anchor bottler for PepsiCo in Mexico. In fiscal year 2001, Gemex's net sales were 11,036.2 million Mexican pesos and Gemex's consolidated net income was 595.2 million Mexican pesos.

Ownership of Shares by U.S. Persons

According to the Gemex Annual Report, as of June 26, 2002 there were 758,171,017 series B shares outstanding, and 374,711,088 of each series D and series L shares outstanding. Of these shares, 374,711,008 series B shares, and all outstanding series D and series L shares were held in the form of CPOs. According to the Gemex Annual Report, as of June 17, 2002, there were 16,760,309 GDSs outstanding.

As of June 26, 2002, PepsiCo and its affiliates (including foreign affiliates) held 375,900,831 series B shares and 47,470,002 CPOs through a trust. These Securities accounted for approximately 55.8% of the voting stock and approximately 34.4% of the total outstanding capital stock of Gemex. The series B shares represent the voting stock of Gemex. The series L and series D shares have limited voting rights. PepsiCo did not hold any GDSs.

The proposed Offers are not eligible for automatic exemptive relief available for cross-border tender and exchange offers, business combinations and rights offerings relating to the securities of foreign companies under the release adopted by the Commission in October 1999 (Release Nos. 33-7759; 34-42054; International Series Release No. 1208) (the "Cross-Border Release") because United States ownership of Gemex (calculated as required by the instructions to paragraphs (c) and (d) of Rule 14d-1 of the Exchange Act (the "Ownership Calculation Rules")) exceeds 40%. According to the Ownership Calculation Rules, all outstanding capital stock owned by holders of more than 10% of the capital stock of the target company (such as PepsiCo, Molina and their respective affiliates (which represents an aggregate of approximately 74.4% of the total capital stock of Gemex)) must be excluded from the calculation.

According to information provided by Gemex and Mr. Molina's Schedule 13D filed on September 18, 2002, at September 10, 2002 there were a total of 17,281,171 GDSs outstanding, of which Mr. Molina and his affiliates owned 2,081,850. After deducting Mr. Molina's GDSs in accordance with the Ownership Calculation Rules, the remaining 15,199,321 GDSs represented 70.8% of the capital stock outstanding of Gemex that was owned by persons other than PepsiCo, Mr. Molina and their respective affiliates. The other 29.2% was held in the form of Shares or CPOs through Mexican broker-dealers.

The following table presents the percentage of U.S. ownership per class of trading security and in the aggregate calculated in accordance with the Ownership Calculation Rules, assuming that (i) all GDSs are held by U.S. Residents and (ii) all Shares and CPOs held through Mexican broker-dealers are not held by U.S. Residents.

Class of Security	Total Number Outstanding	Securities Owned by 10% Holders[(1)]		Securities Owned by non-10% Holders		Securities Owned by U.S. non-10% Holders	
		Number	%	Number	%	Number	%
Series B Shares[(2)]......	383,460,009	376,231,831	98.1	7,228,178	1.8	0	0.0
CPOs[(3)].....................	271,023,982	235,859,432	87.0	35,164,550	13.0	0	0.0
GDSs[(4)].....................	17,281,171	2,081,850	12.0	15,199,321	88.0	15,199,321	100.0
Total[(5)]							70.8

(1) The only holders of 10% or more of the total capital stock of Gemex are Mr. Molina and PepsiCo and their respective affiliates.

(2) Includes only series B shares that are traded separately and are not held as part of a CPO.

(3) Each CPO is comprised of one series B share, one series D share and one series L share. Series D and L shares do not trade separately; instead, they only exist as part of a CPO. Therefore the ownership information for series D and L shares is the same as that for CPOs. The percentage information provided refers only to CPOs that are traded separately and not as part of a GDS.

(4) Each GDS represents six CPOs. According to the Gemex Annual Report, of the total 16,760,309 GDSs outstanding as of June 17, 2002, there were 84 registered holders, of which 83 had U.S. addresses. At June 6, 2002, The Depository Trust Company, one of the registered holders with a U.S. address, held GDSs on behalf of 99 participants, of which 92 had U.S. addresses. Since we do not possess precise information to establish the number of GDSs represented by the accounts with non-U.S. addresses, we have assumed that all GDSs are owned by U.S. Residents.

(5) This calculation is based on all series B, D and L shares outstanding, including shares held in the form of CPOs and GDS, held by persons other than 10% holders. The total number of series B, D and L shares outstanding, including shares held in the form of CPOs or GDSs, is 1,507,593,033. Of this number, 10% holders (Mr. Molina, PepsiCo and their respective affiliates) own 1,121,283,427 shares. Therefore, the total number of series B, D and L shares outstanding held by persons other than 10% holders is 386,309,606, which is the denominator used for the calculation of total U.S. ownership. There are 15,199,321GDSs held by persons other than 10% holders, all of which we have deemed to be owned by U.S. persons. These GDSs represent an aggregate of 273,587,778 series B, D and L shares, which is the number used as the numerator for the calculation of total U.S. ownership.

It should be noted that under the terms of the deposit agreement between The Bank of New York as depositary (the "Depositary"), Gemex and the holders of GDSs issued under such deposit agreement, any holder of CPOs may from time to time deposit CPOs with the Depository and receive GDSs in exchange therefor and holders of GDSs may from time to time exchange their GDSs with the Depositary and receive CPOs in exchange therefor. As a result, the number of CPOs and GDSs held by U.S. persons is subject to fluctuation.

Although it is not possible to establish precisely the U.S. ownership of the Gemex capital stock for purposes of the automatic exemptive relief under the Cross-Border Release, it is safe to assume that U.S. ownership exceeds 40% and not more than 70.8%. The Commission has stated that, when U.S. ownership is greater than 40%, it would consider relief on a case-by case basis when there is a direct conflict between the United States laws and practice and those of the home jurisdiction.

Provisions of the Regulations

In Mexico, tender offers for securities registered with the CNBV are regulated by the Regulations. Mexican counsel has advised that a tender offer may not be carried out, nor tender offer documents may be disseminated, in Mexico, unless the tender offer and the tender offer materials comply with the Regulations and CNBV staff bulletins. Therefore, a wide dissemination in Mexico of the U.S. tender offer materials in conformity with U.S. laws, regulations and procedures would violate the Regulations and CNBV staff bulletins.

The Regulations provide that any person or group that, directly or indirectly, intends to acquire more than 50% of the voting stock of a company whose securities are registered with the CNBV, must conform to a prescribed tender offer procedure. The Regulations also provide, among other things, that the offer must be for 100% of the capital stock of the issuer and the consideration offered must be the same regardless of the class or type of security.

The offer must be open for a period of at least 15 business days. The Regulations also provide that the offer may be modified at any time prior to its expiration, only if the modification provides a more favorable treatment for the offerees and that the offer period is extended for at least five business days. This offer extension provision directly conflicts with U.S. laws, which permit modifications to the offer regardless of their nature provided that the offer period remains open after such modification for at least a period sufficiently long for investors to be able to react to such modification.

The CNBV staff has advised Embotellador HM in informal discussions that it may permit Embotellador HM to make a modification that is less favorable to the offerees provided that (i) offerees are granted withdrawal rights, and (ii) the Mexican Offer materials state a reasonable maximum term sufficient to allow security holders to consider the amended terms of the Mexican Offer. The CNBV staff also stated that a period of up to thirty business days was likely to be deemed reasonable. We intend, subject to obtaining the CNBV's formal approval, to state in the Mexican Offer materials that such Offer may be extended for a maximum of thirty additional business days, subject to applicable law.

However, an extension of the U.S. Offer beyond such period might be required under applicable U.S. rules and regulations. Should such an extension be required, Embotellador HM would request that the CNBV permit a corresponding extension of the offer period, but Mexican counsel has advised that, in its opinion, there is no certainty that such a request for extension would be granted. If the U.S. Offer were required to be extended for more than thirty business days and such an extension were not permitted by the CNBV, the Mexican Offer would expire before the U.S. Offer and persons participating in the Mexican Offer would be paid before persons participating in the U.S. Offer.

Under Mexican regulations, the bidder must file for approval with the CNBV a preliminary prospectus providing, among other things: a description of the terms and conditions of the tender offer; the bidder's intention to de-register the securities of the target company from the Mexican National Registry of Securities, if applicable; a description of any agreement entered into by the bidder with other purchasers, shareholders or directors of the target company, or any other possible participant or third party, indicating the rights and obligations assumed in such agreement; and any other information that would be relevant to the investor in making its investment decision. All this information must be provided in Spanish.

Within ten calendar days of the commencement of the tender offer, the Board of Directors of the target company must publish on the Emisnet web site of the Mexican Stock Exchange its opinion regarding the tender offer. Directors who are also shareholders must publish through the same means by not later than the beginning of the last business day of the tender offer period the decision they will make with respect to their securities.

According to Mexican regulations, in order to de-list the CPOs and the series B shares from the Mexican Stock Exchange, Embotellador HM will have to deposit in a trust the funds that would be required to purchase all the CPOs and series B shares outstanding after the Offers at the Mexican peso price paid in the Mexican Offer.

The Proposed Transaction Structure

In order to comply with the Regulations, CNBV requirements and the Exchange Act, PBG proposes to structure the Offers as follows:

1. On May 7, 2002 (the "Announcement Date"), PBG issued in the United States a press release announcing its intention to acquire all of the capital stock of Gemex, and disclosing that the acquisition was expected to take the form of a cash tender offer. PBG also filed a Schedule TO with the pre-commencement announcement and a Form 8-K.

2. Embotellador HM, BG LLC and Mr. Molina will enter into the Molina Agreement to Tender whereby Mr. Molina will agree, among other things, to tender, and to cause certain of his affiliates to tender, all Securities held directly or indirectly by him and them in the Offers. According to information provided by Gemex and in Mr. Molina's Schedule 13D filed on September 18, 2002, Mr. Molina and his affiliates held, directly or indirectly, approximately 40.0% of the total outstanding capital stock of Gemex as of September 10, 2002. In addition, pursuant to an agreement with PepsiCo, Mr. Molina has the right, through December 31, 2002, to vote the Gemex voting stock owned by PepsiCo, subject to certain limitations.

Mr. Molina will also covenant not to compete with Gemex in Mexico for a period of five years and will represent and warrant, except as expressly disclosed in such agreement, that Gemex and its affiliates do not have any liabilities or obligations of any nature to Mr. Molina or any of his affiliates and that neither him nor any of his affiliates has any claims against Gemex, its subsidiaries and affiliates. Mr. Molina will further warrant and represent that, except as expressly disclosed in the agreement, all agreements between Mr. Molina and his affiliates, on one hand, and Gemex and its subsidiaries, on the other hand, may be terminated by Gemex without payment of any penalty, liquidated damages or termination charge. Mr. Molina will not receive any additional compensation for giving these covenants, representations and warranties.

In addition, Mr. Molina will agree to put in escrow an amount in U.S. dollars equivalent to approximately 141.1 million Mexican pesos from the proceeds he will be entitled to receive in the Offers for his Securities, as security for any indemnity obligations resulting from a breach by Mr. Molina of his representations and warranties referred to in the preceding paragraph. The funds in escrow will be released over a period of three years to the extent indemnification claims have not been made against them. Mr. Molina's indemnification obligations with respect to the representations and warranties described in the preceding paragraph will not exceed 188.2 million Mexican pesos.

3. Embotellador HM, BG LLC and PepsiCo will enter into the PepsiCo Agreement to Tender, whereby PepsiCo will agree, among other things, to tender, and to cause certain of its affiliates to tender, all Securities held directly or indirectly by it and them in the Offers. According to the Gemex Annual Report, PepsiCo and its affiliates owned approximately 34.4% of the total outstanding capital stock of Gemex as of June 26, 2002, although such stock has been contributed to a trust pursuant to which Mr. Molina has the right, through December 31, 2002, to vote such stock, subject to certain limitations. In addition, PepsiCo will pay to Embotellador HM 172.7 million Mexican pesos before the completion of the Offers in order to facilitate the purchase of Gemex and ensure a smooth ownership transition of Gemex. PepsiCo is the principal shareholder of PBG. As of August 9, 2002, PepsiCo beneficially owned approximately 42.7% of the voting power of all classes of PBG's voting stock.

4. The U.S. Offer will be open to all holders of GDSs and to holders of CPOs or Shares who are not resident in Mexico. The Mexican Offer will be open to all holders of CPOs and Shares, including U.S. Residents. Holders of Shares or CPOs who are not resident in Mexico, including U.S. Residents, can tender, at their option, into either the U.S. Offer or the Mexican Offer, but not into both. To the extent holders of GDSs elect to participate in the Mexican Offer, they would have to pay a fee of U.S.$5.00 per 100 GDSs to the Depositary for the conversion of their GDSs into CPOs. Both Offers will be cash offers. The U.S. Offer will constitute a "going-private transaction" within the meaning of Rule 13e-3 under the Exchange Act. Except as may be required by the law governing each Offer and except as noted in this letter, PBG expects that the terms of the two Offers will be identical in all material respects.

5. The Mexican Offer will be structured as a cash tender offer and the consideration will be payable in Mexican pesos or U.S. dollars (equivalent to such Mexican pesos calculated as the average of the exchange rates reported on each of the five consecutive business days ending two business days prior to the expiration date of the U.S. Offer by Reuters and Bloomberg on their FXBENCH page as the New York closing rate for the exchange of Mexican pesos and U.S. dollars (the "Applicable Exchange Rate")), at the election of the offeree. Neither Mr. Molina nor PepsiCo will receive more consideration per Security than the other Gemex shareholders, and such consideration will be paid at the same time to all Gemex shareholders (including Mr. Molina and PepsiCo).

6. The U.S. Offer will be structured as a cash tender offer and the consideration will be payable in U.S. dollars equivalent to the Mexican peso price of the Mexican Offer, calculated at the Applicable Exchange Rate. Neither Mr. Molina nor PepsiCo will receive more consideration per share than the rest of the Gemex shareholders.

7. On August 22, 2002, Embotellador HM filed with the CNBV an application for approval of the Mexican Offer. The final Mexican Offer materials approved by the CNBV, will be made public by posting them on the Emisnet web site of the Mexican Stock Exchange on or before the commencement of the U.S. Offer and the Mexican Offer (the "Commencement Date"). In addition, Embotellador HM will have to publish a notice of the Mexican Offer in a Mexican newspaper of national circulation on the Commencement Date.

8. As soon as practicable following the approval of the Mexican Offer by the CNBV, Embotellador HM will commence on the same day the U.S. Offer and the Mexican Offer and PBG, BG LLC and Embotellador HM will file with the Commission a Schedule TO (which will also include the information required under Schedule 13E-3) with respect thereto and will deliver copies to Gemex and the New York Stock Exchange. Embotellador HM also intends to publish in a newspaper of national circulation in the United States a tombstone-style advertisement setting forth the information generally required by Section 14(d) of the Exchange Act and Regulation 14D thereunder.

9. Promptly after the Commencement Date, Embotellador HM will disseminate the U.S. Offer materials in accordance with United States law and the Mexican Offer materials in accordance with Mexican law.

10. The Regulations require that all holders, including U.S. Residents, be allowed to participate in the Mexican Offer. The U.S. Offer materials will disclose that U.S. Residents holding Shares or CPOs can tender into either the U.S. Offer or the Mexican Offer and that, to the extent the holders of GDSs elect to participate in the Mexican Offer, they would have to pay a fee of U.S.$5.00 per 100 GDSs to the Depositary for the conversion of their GDSs into CPOs. In addition to describing the method for tendering into the U.S. Offer, the U.S. Offer materials will describe how U.S. Residents can tender Shares or CPOs in the Mexican Offer and the advantages and disadvantages of doing so. The Mexican Offer materials will not be distributed to U.S. Residents; however, the Mexican Offer materials will be posted on the Emisnet web site of the Mexican Stock Exchange. The Mexican Offer materials are substantially identical in all material respects to the U.S. Offer materials and therefore only a brief English-language summary of the Mexican Offer materials will be filed as an exhibit to Schedule TO.

11. The U.S. Offer will initially remain open for at least 20 business days after the filing date of the Schedule TO and the Mexican Offer will initially remain open for the same period. The U.S. Offer and the Mexican Offer materials will also disclose that, if on or prior to the initial expiration date the conditions to either of the Offers are satisfied and we wish to extend the expiration date of the Offers for the sole purpose of increasing the number of Securities tendered in the Offers, the Agreements to Tender allow us to make such extension for a maximum period of five business days after such initial expiration date. If, on the other hand, the conditions to either of the Offers are not satisfied or waived by us on or prior to the initial expiration date, we will be required to extend the Offers until all such conditions have been satisfied or waived, but not more than ten business days after the initial expiration date. In the event that the conditions to either of the Offers are still not satisfied or waived by us, we will have the right, at our sole discretion, to terminate the Offers after such ten business days extension has expired or to further

extend the Offers for an additional ten business days. An extension of the Offers for any other reason or under any other circumstances requires the consent of Mr. Molina and PepsiCo, respectively, unless such extension is required by applicable laws and regulations.

The Mexican Offer materials will also disclose that the Mexican Offer may be extended one or more times but may in no event exceed an aggregate of thirty additional business days without the prior approval of the CNBV. While the CNBV does not permit the offer period of the Mexican Offer to extend beyond such date without its prior approval, an extension might be required under applicable U.S. rules and regulations. Should such an extension be required, Embotellador HM would request that the CNBV permit a corresponding extension of the offer period, but Mexican counsel has advised that, in its opinion, there is not certainty that such a request for extension would be granted. Unless such an extension is permitted, the Mexican Offer may expire before the U.S. Offer and persons participating in the Mexican Offer would be paid before persons participating in the U.S. Offer. Embotellador HM intends to consummate the U.S. Offer concurrently with the Mexican Offer.

12. The U.S. Offer and the Mexican Offer materials will disclose the principal terms of the Agreements to Tender.

13. Embotellador HM will not, and the Schedule TO will disclose that Embotellador HM will not, purchase or make any arrangement to purchase Securities outside of the U.S. Offer from the Announcement Date until the expiration date of the U.S. Offer, except pursuant to the Mexican Offer.

14. The Schedule TO will disclose that, assuming successful completion of the Offers, PBG expects to de-list the GDSs from the NYSE (which will result in the de-registration of the GDSs, the CPOs and the series B, D and L shares under Section 12(b) of the Exchange Act) and to de-list the series B shares and the CPOs from the Mexican Stock Exchange. The Schedule TO will also disclose that (i) according to Mexican regulations, in order for the CPOs and the series B shares to be de-listed from the Mexican Stock Exchange, Embotellador HM will have to deposit in a trust the Mexican pesos that would be required to purchase all the CPOs and series B shares outstanding after the Offers at the prices paid in the Mexican Offer, and (ii) PBG intends to cause Gemex to carry out a reverse stock split, immediately after Gemex's de-listing from the Mexican Stock Exchange, in order to cash out any remaining security holders at the same price.

15. In the event the prices per Share and CPO in the Mexican Offer are increased, PBG will (and the U.S. Offer materials will disclose that PBG will) make a corresponding increase to the prices to be paid per Share, CPO and GDS pursuant to the U.S. Offer (in each case taking into account the number of Shares represented by each CPO and the number of CPOs represented by each GDS). In the event the prices per Share, CPO and GDS in the U.S. Offer are increased, PBG will (and the Mexican Offer will disclose that PBG will) make a corresponding increase to the prices to be paid per Share and CPO pursuant to the Mexican Offer (in each case taking into account the number of Shares represented by each CPO and the number of CPOs represented by each GDS).

16. In connection with the Offers, Embotellador HM, BG LLC and PBG will comply with applicable Mexican law, including the Regulations and CNBV staff bulletins. Except as otherwise described herein, the Offers will comply with all provisions of the Exchange Act.

SEC Rules Involved

1. Rule 14d-10(a)(1)

Rule 14d-10(a)(1) promulgated under the Exchange Act provides that no person shall make a tender offer for an equity security unless the offer is open to all security holders of the class of Securities subject to the tender offer. The U.S. Offer will be open to all holders of GDSs and to all holders of Shares and CPOs who are not resident in Mexico. Conversely, the Mexican Offer will be open to holders of Shares and CPOs (and not to holders of GDSs). Literal application of Rule 14d-10(a)(1) would prohibit the dual structure of the Offers.

2. Rule 14e-5

Among other things, Rule 14e-5 promulgated under the Exchange Act prohibits a person making a tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security, except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including extensions thereof. Read literally, Rule 14e-5 could be interpreted to prohibit purchases of Securities pursuant to the Mexican Offer.

3. Rule 14d-10(a)(2)

Rule 14d-10(a)(2) promulgated under the Exchange Act provides that the consideration paid to any security holder pursuant to a tender offer must be the highest consideration paid to any other security holder during such tender offer. Read literally, Rule 14d-10(a)(2) could be interpreted to prohibit (i) the 172.7 million Mexican pesos payment from PepsiCo to Embotellador HM and BG LLC in order to facilitate the purchase of Gemex and ensure a smooth ownership transition of Gemex as contemplated by the PepsiCo Agreement to Tender because such payment could be construed to render the purchase price payable to PepsiCo for its Securities in the Offers to be lower than the price offered to all other Gemex shareholders, and (ii) the indemnity and escrow arrangement under the Molina Agreement to Tender because it could possibly result in Mr. Molina ultimately receiving a price per Share that is lower than the price per Share offered in the Offers.

Discussion

1. Rule 14d-10(a)(1)

In October 1999, the Commission adopted certain exemptive rules pursuant to the Cross-Border Release, which indicates that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions. The Commission also stated that, when United States ownership is greater than 40%, it would consider relief on a case-by-case basis when there is a direct conflict between the United States laws and practice and those of the home jurisdiction.

There is a direct conflict between tender offer rules and practices in Mexico and in the United States. As indicated above, the Regulations and the CNBV require that a tender offer for equity securities of a Mexican company registered with the CNBV (as is the case with Gemex) must comply with certain disclosure, dissemination timing and other conditions that differ in some respects from U.S. rules and regulations. For example, (i) the CNBV must approve the tender offer prior to its commencement, (ii) the final Mexican Offer materials approved by the CNBV must be made public by posting them on the Emisnet website of the Mexican Stock Exchange on or before the commencement of the tender offer, (iii) the tender offer materials need only be disseminated to the participants in the Indeval Mexican clearing system, (iv) the contents of the tender offer materials, although substantially similar to those required under the Exchange Act, are presented in a format that differs from Schedule TO, and (v) the tender offer materials must be written in the Spanish language.

In addition, the CNBV staff has indicated that it will not permit the offer period of the Mexican Offer to extend for more than thirty business days beyond the original expiration date without its prior approval, while an extension of the U.S. Offer period beyond such date might be required under applicable U.S. rules and regulations. Should such an extension be required, Embotellador HM will make a good faith effort to obtain permission from the CNBV for a corresponding extension of the offer period, but Mexican counsel has advised that, in its opinion, there is no certainty that such a request for extension would be granted. If the U.S. Offer were required to be extended for more than thirty business days and an additional extension were not permitted by the CNBV, the Mexican Offer would expire before the U.S. Offer and persons participating in the Mexican Offer would be paid before persons participating in the U.S. Offer.

We believe the best method for reconciling the conflict between United States and Mexican laws and practices is the dual offer structure.

The Commission has approved dual offer structures in prior orders. *In the Matter of Amersham International PLC*, Exchange Act Release No. 34-38797 (July 1, 1997), the Commission concluded that, in view of the existence of conflicting regulatory schemes and tender offer practices and the fact that United States holders and non-United States holders would be permitted to participate in tender offers on an equal basis, it was appropriate to allow a tender offer to be structured as two concurrent offers--one in the United States and one in the foreign jurisdiction. Based on this conclusion, the Commission granted an exemption from Rule 14d-10 and acknowledged that dual offers could be conducted without having the foreign offer subject to Section 14(d) of the Exchange Act and the rules thereunder. The Commission recently came to the same conclusion and granted similar relief in connection with cross border tender offers for Argentine, Chilean, Venezuelan and Colombian companies. See *In the Matter of The AES Corporation Tender Offer for Shares and ADSs of Compania Anonima Nacional Telefonos de Venezuela (CANTV)*, Exchange Act File TP 01-239 (October 22, 2001); *In the Matter of Ivax Corp.'s Tender Offer for Shares and ADSs of Laboratorio Chile S.A.*, Exchange Act File TP 01-

136 (June 5, 2001); *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depositary Shares of Banco Ganadero, S.A.*, Exchange Act File TP 01-108 (March 9, 2001); *In the Matter of Primor Alimentos C.A. Tender Offer for Shares and ADSs of Mavesa S.A.*, Exchange Act File TP 01-71 (February 20, 2001); *In the Matter of Exchange Offers by Telefonica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica del Peru, S.A. and Telefonica de Argentina S.A.*, Exchange File TP 00-33 (June 5, 2000); *In the Matter of Quilmes Offer for Shares and ADSs of BAESA,* Exchange Act File TP 00-99 (June 2, 2000); *In the Matter of Repsol S.A. Tender Offer for Shares and ADSs of YPF, S.A.,* Exchange Act File TP 99-144 (June 30, 1999); and *In the Matter of ENDESA Tender Offer for Shares of Enersis, S.A.*, Exchange Act File TP 99-75 (February 3, 1999). In substantially all of these instances, the level of U.S. ownership exceeded 40% and, in some instances, was similar to or greater than in the present case (77% in the case of *BAESA* and 78% in the case of *Telefonica del Peru).*

In view of the fact that the U.S. Offer will be for all GDSs and for Shares and CPOs held by persons who are not resident in Mexico, and the Mexican Offer will be for all Shares and CPOs, PBG, BG LLC and Embotellador HM respectfully request that the Offers be exempted from compliance with Rule 14d-10(a)(1) of the Exchange Act. Given (i) the protections afforded by the Mexican regulatory regime, (ii) that the Offers will be made on the same financial terms, (iii) the differences in the procedural requirements under law between the Offers, (iv) that U.S. Residents who hold Shares or CPOs may not be excluded from the Mexican Offer, (v) the confusion that could result from extending the U.S. Offer to all holders of CPOs and Shares given that the Regulations and the CNBV staff bulletins prohibit the wide dissemination in Mexico of the U.S. Offer materials, and (vi) the fact that U.S. Residents will be able to tender their Securities in either Offer (although holders of GDSs wishing to participate in the Mexican Offer would have to pay a conversion fee to the Depositary), we believe that the requested exemption is both appropriate and consistent with the intent of the Cross-Border Release and the Exchange Act.

2. Rule 14e-5

Paragraph (d) of Rule 14e-5 states that the Commission may grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any transaction.

In the Cross-Border Release, the Commission has provided for continued review of exemption requests, on a case by case basis, in situations, such as the instant case, where United States ownership exceeds (or is presumed to exceed) 10%. We believe the exemptive relief required from Rule 14e-5 with respect to the Mexican Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other, similarly structured tender offers. See *In the Matter of The AES Corporation Tender Offer for Shares and ADSs of Compania Anonima Nacional Telefonos de Venezuela (CANTV)*, Exchange Act File TP 01-239 (October 22, 2001); and *In the Matter of Ivax Corp.'s Tender Offer for Shares and ADSs of Laboratorio Chile S.A.*, Exchange Act File TP 01-136 (June 5, 2001).

See also the following letters, among others, where the Commission recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14e-5 (formerly Rule 10b-13) so that the non-U.S. offers could be made during the pendency of the U.S. Offer. See *In the Matter of Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Frances,* Exchange Act File TP 01-118 (April 19, 2001); *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depository Shares of Banco Ganadero, S.A.*, Exchange Act File TP 01-108 (March 9, 2001); *In the Matter of Exchange Offer by Banco Santander Central Hispano, S.A. for Class B Shares and ADSs of Banco Rio de la Plata,* Exchange Act File TP 00-94 (June 20, 2000); *In the Matter of Exchange Offers by Telefonica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica del Peru, S.A. and Telefonica de Argentina S.A.*, Exchange File TP 00-33 (June 5, 2000); and *In the Matter of Quilmes Offer for Shares and ADSs of BAESA,* Exchange Act File TP 00-99 (June 2, 2000).

Rule 14e-5 is designed to prevent manipulative and deceptive practices whereby an offeror purchases (or arranges to purchase) shares outside of a tender offer, either during the offer or promptly following it. Included among the possible evils the Rule is aimed at preventing are artificial increases of the market price of the target company's stock, avoiding proration, taking advantage of the market's response to a tender offer and offering a higher price outside the tender offer. Because the proposed dual offer structure involves purchases pursuant to a foreign tender offer, none of these concerns are relevant here. Furthermore, Embotellador HM's intention to make purchases pursuant to the Mexican Offer and the purchases themselves will be fully disclosed to U.S. shareholders who will be assured the benefit of the same price paid in the Mexican Offer.

Holders of GDSs and U.S. Residents who hold Shares and CPOs will be entitled to participate in the U.S. Offer on terms at least as favorable as those offered to holders of Shares and CPOs in the Mexican Offer. Holders of Shares and CPOs will be entitled to participate in the Mexican Offer on terms at least as favorable as those offered to holders of GDSs and U.S. Residents who hold Shares and CPOs in the U.S. Offer.

Therefore, PBG, BG LLC and Embotellador HM respectfully request exemptive relief from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d) with regard to purchases made pursuant to the Mexican Offer.

3. Rule 14d-10(a)(2)

Rule 14d-10(a)(2) states that the consideration paid to any security holder pursuant to a tender offer must be the highest consideration paid to any other security holder during such tender offer. Read literally, Rule 14d-10(a)(2) could be interpreted to prohibit (i) the 172.7 million Mexican pesos payment from PepsiCo to Embotellador HM as contemplated by the PepsiCo Agreement to Tender because such payment could be construed to render the purchase price payable to PepsiCo for its Securities in the Offers to be lower than the price offered to all other Gemex shareholders, and (ii) the indemnity and escrow arrangement under the Molina

Agreement to Tender because it could possibly result in Mr. Molina ultimately receiving a price per Share that is lower than the price per Share offered in the Offers.

Rule 14d-10(e) states that the Commission may grant an exemption from Rule 14d-10(a)(2) either unconditionally or on specified terms and conditions, to any transaction, if it determines that compliance with the Rule is not necessary or appropriate in the public interest or for the protection of the investors.

In July 1986, the Commission adopted certain amendments to its tender offer rules relating to, among other things, the requirement that all security holders to whom a tender offer is made must be paid the highest consideration paid, rather than offered, to any other security holder. The promulgating release (Releases Nos. 33-6653, 34-23241; corrected in Releases No. 33-6653B and 34-23241B) (the "Best Price Release") indicates that the purpose of 14d-10(a)(2) is to eliminate discriminatory treatment among security holders who may desire to tender their shares. According to the Best Price Release, without Rule 14d-10, an offeror could simply address its offer to a privileged group of security holders who hold the desired number of shares or to all security holders but for different consideration. None of these concerns are relevant here.

The two security holders who could be deemed to be receiving a lower price than the price offered in the Offers, Mr. Molina and PepsiCo, are the principal shareholders of Gemex. According to the Gemex Annual Report, Mr. Molina's Schedule 13D filed on September 18, 2002 and information received from PepsiCo, as of September 10, 2002, Mr. Molina and his affiliates owned approximately 40.0% of the total outstanding capital stock of Gemex, while PepsiCo and its affiliates owned approximately 34.4% of the total outstanding capital stock of Gemex. Mr. Molina and PepsiCo exercise control of Gemex through a joint venture vehicle. PepsiCo is also the principal shareholder of PBG, the bidder, holding approximately 42.7% of the voting power of all classes of PBG's voting stock. In addition, two of the nine current members of the Board of Directors of PBG are employees of PepsiCo or a PepsiCo affiliate other than PBG. Therefore, we believe that the two security holders who may be receiving a lower purchase price than the price offered in the Offers have agreed to do so voluntarily and therefore are not the type of security holders that the Williams Act and Rule 14d-10(a)(2) seek to protect.

<u>Relief Requested</u>

1. Rule 14d-10(a)(1) Relief

PBG, BG LLC and Embotellador HM respectfully request exemptive relief from Rule 14d-10(a)(1) under the Exchange Act with respect to the Mexican Offer and the U.S. Offer in order that the dual offer structure as described in this letter may proceed as contemplated.

2. Rule 14e-5 Relief

PBG, BG LLC and Embotellador HM respectfully request exemptive relief from Rule 14e-5 under the Exchange Act to allow Embotellador HM to make the simultaneous Mexican Offer and to purchase Shares and CPOs thereunder.

3. Rule 14d-10(a)(2) Relief

PBG, BG LLC and Embotellador HM respectfully request that the Division of Corporation Finance not recommend that the Commission take enforcement action under Rule 14d-10(a)(2) if (i) Embotellador HM and BG LLC cause Mr. Molina to deposit into escrow 141.1 million Mexican pesos from the proceeds of his tender of Securities in the Offers as contemplated in the Molina Agreement to Tender, and (ii) PepsiCo pays to Embotellador HM 172.7 million Mexican pesos as contemplated in the PepsiCo Agreement to Tender.

Very truly yours,

Carlos E. Martínez
Proskauer Rose LLP

cc: Nicholas Panos
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Nancy Oremland
Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Pamela C. McGuire
Steven M. Rapp
The Pepsi Bottling Group, Inc.

Allan R. Williams
Ido Warshavski
Oliverio Lew
Proskauer Rose LLP

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